Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Marriott Vacations Worldwide Corporation and certain of its subsidiaries for the registration of $88,165,000 principal amount of 5.625% Senior Notes due 2023 and of $750,000,000 principal amount of 6.500% Senior Notes due 2026 and to the incorporation by reference therein of our reports dated March 1, 2019, with respect to the consolidated financial statements of Marriott Vacations Worldwide Corporation, and the effectiveness of internal control over financial reporting of Marriott Vacations Worldwide Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

May 8, 2019